DERBY SAVINGS BANK
                                   THRIFT PLAN

                                 EIN: 06-0320565
                                PLAN NUMBER: 002

                       FINANCIAL STATEMENTS AND SCHEDULES


                                  MAY 5, 1997,

                               (the date of final
                            transfer of assets to the
                              Webster Bank Employee
                                Investment Plan),

                              and DECEMBER 31, 1996

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT





                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                      Period January 1, 1997 to May 5, 1997

                         Commission File Number 0-15213


                         DERBY SAVINGS BANK THRIFT PLAN


                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                               WATERBURY, CT 06720
                                 (203) 753-2921

Item 1. CHANGES IN THE PLAN

        The Derby Savings Bank Thrift Plan (the "Plan") revised its adoption agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 4, 1995 was received to confirm approval of the change.

        The Plan and its net assets were administratively merged on April 1, 1997 into the Webster Bank Employee Investment Plan, the 401(k) plan of Webster Bank, Waterbury, Connecticut, as a result of the merger of the sponsors of the plans. See Note 1 to the financial statements. Final distribution of plan assets to the Webster Plan occurred on May 5, 1997.


Item 2. CHANGES IN INVESTMENT POLICY

        None


Item 3. CONTRIBUTIONS UNDER THE PLAN

        For the period January 1, 1997 to May 5, 1997, the years ended December 31, 1996, 1995 and 1994, the six-month period ended December 31, 1993 and the fiscal year ended June 30, 1993, the amount of employer contributions under the Plan were $8,947, $97,033, $84,510; $88,266; and $44,658, respectively.


Item 4. PARTICIPATING EMPLOYEES

        At March 31, 1997, the day before the administrative  merger of the Plan
        with  the  Webster  Bank  Employee   Investment  Plan,  there  were  176
        participants in the Plan.

        The number of participants in each investment program at March 31, 1997 was as follows:

                      Fleet Stable Assets Fund                 91
                      Galaxy Intermediate
                       Government Income Bond Fund             63
                      Galaxy Equity Value Fund                127
                      Galaxy International Equity Fund         75
                      INVESCO Industrial Income Fund           49
                      DS Bancor, Inc. Common Stock Fund       165

ITEM 5. ADMINISTRATION OF THE PLAN

        Through January 31, 1997 (see Item 1), the Plan was administered by a designated person of the Board of Directors of Derby Savings Bank. The Plan's Administrator has full power and authority to administer the plan and delegate the performance of such fiduciary and non-fiduciary responsibilities. The Plan Administrator during the period January 1, 1997 to January 31, 1997 was as follows:

        Harry P. DiAdamo Jr.     President, CEO & Treasurer
                                  Derby Savings Bank

        The current Plan Administrators are members of the Webster Bank Retirement Plan Committee (the "Committee") which were appointed by that Committee. Committee members are selected by Webster's Board of Directors; the appointees have full power and authority to administer the Plan and to interpret its provisions. The present Plan Administrators are as follows:

                      James C. Smith        Chairman and CEO
                      Renee P. Seefried     Senior Vice President,
                                             Human Resources

        The Plan Administrators received no compensation for services from the Plan during the period January 1, 1997 to May 5, 1997.


Item 6. CUSTODIANS OF INVESTMENTS

        (a) Fleet Financial Services is the Plan's investment manager, custodian of investments and directed trustee for the period January 1, 1997 to March 31, 1997. Fleet Financial Services is located at One Constitution Plaza, Hartford, CT 06115, and offers various financial services.

        (b) Investment and administrative expenses aggregating $1,678, $12,680 and $17,703 during the period January 1, 1997 to May 5, 1997 and for the years ended December 31, 1996, and 1995, were borne by Derby Savings Bank through January 31, 1997 and by Webster Bank effective February 1, 1997.

        (c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $5,000,000 by the CNA Insurance Companies, Continental Casualty Co., Chicago, Illinois to January 31, 1997. Effective February 1, 1997, the Plan is insured for the maximum amount of $10,000,000 by the Hartford Underwriters Insurance Company, Hartford, Connecticut.


Item 7. REPORTS TO PARTICIPATING EMPLOYEES

        Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any part thereof. Individual participant statements are also provided on a quarterly basis.


Item 8. INVESTMENT OF FUNDS

        Participants may direct their contributions into any one of the following six investment options:

            1) Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

            2) Galaxy Intermediate Government Income Bond Fund - Funds are invested in investment grade debt obligations, issued or guaranteed by the U.S. Government, or money market instruments, that are rated within the three highest categories of Standard & Poor's or Moody's.

            3) Galaxy Equity Value Fund - Funds are invested in a diverse portfolio of stocks.

            4) Galaxy International Equity Fund - Funds are invested in equity securities of foreign issuers.

            5) INVESCO Industrial Income Fund - Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

            6) DS Bancor, Inc. (Webster Financial Corporation, effective February 1, 1997) Common Stock Fund


Item 9. FINANCIAL STATEMENTS AND SCHEDULES
                                                                Page(s)
             Financial Statements

                   Independent Auditor's Report                 F-1 - F-2

                   Statements of Net Assets Available for          F-3
                    Plan Benefits as of May 5, 1997,
                    and December 31, 1996

                   Statements  of  Changes  in Net Assets
                    Available  for Plan  Benefits for the
                    period January 1, 1997 to May 5, 1997          F-4
                    and  the  Years  Ended  December  31,
                    1996, and 1995

                     Notes to Financial Statements              F-5 - F-11

             Supplemental Schedules

                    Assets Held for Investment at               F-12 - F-13
                      May 5, 1997, and December 31, 1996

                    Reportable Transactions for the             F-14 - F-15
                      Period January 1, 1997 to May 5, 1997
                      and Year Ended December 31, 1996

                    Non-Exempt Transactions of Parties-            F-16
                      in-Interest for the period January 1,
                      1997 to May 5, 1997 and the Year Ended
                      December 31, 1996

                    Schedule of the Allocation of Plan          F-17 - F-18
                      Assets and Liabilities to Investment
                      Programs as of May 5, 1997, and
                      December 31, 1996

                    Schedule of Plan Income and Changes         F-19 - F-21
                      in Equity in Investment Programs for
                      the period January 1, 1997 to May 5,
                      1997 and the Years Ended December 31,
                      1996 and 1995

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             DERBY SAVINGS BANK THRIFT PLAN






Date:   October 24, 1997                     By: /s/ James C. Smith
                                                     James C. Smith
                                                     Executive Member of the
                                                     Retirement Plan Committee


Date:   October 24, 1997                     By: /s/ Renee P. Seefried
                                                     Renee P. Seefried
                                                     Member of the Retirement
                                                     Plan Committee

                         DERBY SAVINGS BANK THRIFT PLAN




                      PERIOD JANUARY 1, 1997 TO MAY 5, 1997

                         DERBY SAVINGS BANK THRIFT PLAN



CONTENTS


Independent Auditor's Report


FINANCIAL STATEMENTS

Statements of net assets available
   for plan benefits...................................................Exhibit A

Statements of changes in net assets
   available for plan benefits.........................................Exhibit B


Notes to financial statements



SUPPLEMENTAL SCHEDULES

Assets held for investment............................................Schedule 1
Reportable transactions...............................................Schedule 2
Non-exempt transactions of parties-in-interest........................Schedule 3
Allocation of plan assets and
   liabilities to investment programs.................................Schedule 4
Plan income and changes in equity
   in investment programs.............................................Schedule 5

                  [LETTERHEAD OF FRIEDBERG, SMITH & CO., P.C.]



                          Independent Auditor's Report



The Plan Administrators of the
 Derby Savings Bank Thrift Plan
Waterbury, Connecticut


We have audited the accompanying statements of net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of May 5, 1997, and December 31, 1996, and the related statements of changes in net assets available for plan benefits for the period January 1, 1997 to May 5, 1997 and each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Plan Administrators of the
 Derby Savings Bank Thrift Plan
Page Two


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of May 5, 1997, and December 31, 1996, and the changes in its net assets available for plan benefits for the period January 1, 1997 to May 5, 1997 and each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the accompanying financial statements, the Plan and its net assets were merged on April 1, 1997 into the Webster Bank Employee Investment Plan, the 401(k) plan of Webster Bank.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                 FRIEDBERG, SMITH & CO., P.C.



Bridgeport, Connecticut
October 24, 1997

                         DERBY SAVINGS BANK THRIFT PLAN                EXHIBIT A


                                  STATEMENTS OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        MAY 5, 1997 AND DECEMBER 31, 1996



                                                                 December 31,
A S S E T S                                      May 5, 1997         1996
-----------                                      -----------    -------------

Investments (Notes 1, 2, 3 and 6)
   At Fair Value:
      Fleet Stable Asset Fund                   $     -            $1,095,832
      Galaxy Intermediate
       Government Income Bond Fund                    -               275,590
      Galaxy Equity Value Fund                        -               996,086
      Galaxy International Equity Fund                -               322,466
      DS Bancor, Inc. Common Stock Fund               -               671,509
      INVESCO Industrial Income Fund                  -               233,935
                                                 ------             ---------

                                                      -             3,595,418
                                                 ------             ---------

Other (Notes 1, 2 and 6)
   Participants' Loans Receivable                     -               145,039
   Participants' Loan Payments
    Due from Employer                                 -                 6,836
   Employer's Contributions Receivable                -                 8,940
   Participants' Contributions Receivable             -                28,318
   Accrued Income Receivable                          -                 7,086
   Short-Term Investment Fund                         -                35,779
   Cash, Non-Interest Bearing                         -                 9,067
                                                 ------             ---------

      Total Other                                     -               241,065
                                                 ------             ---------

TOTAL ASSETS                                          -             3,836,483


LIABILITIES                                           -                     -
-----------                                      ------             ---------


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS (Notes 1, 4 and 5)               $     -            $3,836,483
                                                 ======             =========



See notes to financial statements.

                         DERBY SAVINGS BANK THRIFT PLAN                EXHIBIT B

                                  STATEMENTS OF
                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     PERIOD JANUARY 1, 1997 TO MAY 5, 1997,
                   AND YEARS ENDED DECEMBER 31, 1996, AND 1995

                                     Period
                                    January 1,    Year Ended    Year Ended
                                     1997 to      December 31,  December 31,
                                   May 5, 1997        1996          1995
                                   -----------    -----------   --------
Additions to Net Assets:

   Net Investment Income
    (Loss) (Notes 2 and 3):
      Net Appreciation
       (Depreciation) in Fair
       Value of Investments        $  (68,814)     $  225,741    $  168,441
      Interest and Dividends -
       Investments                     26,162         250,447       163,349
      Interest - Loans                  2,989          15,009         8,645
      Net Realized Gains
       - Investments                   68,719          47,888        11,042
                                    ---------       ---------     ---------

                                       29,056         539,085       351,477
   Contributions (Note 3):
      Employer                          8,947          97,033        84,510
      Participants                     40,175         405,506       345,017
      Rollover                              -               -        53,680
                                    ---------       ---------     ---------

         Total Additions               78,178       1,041,624       834,684

Deductions from Net Assets:

   Benefits Paid
    to Participants                  (866,377)        (88,341)     (362,045)
   Transfer of Plan Assets
    (Note 1)                       (3,048,284)              -             -
                                    ---------       ---------     ---------

Net Increase (Decrease) (Note 4)   (3,836,483)        953,283       472,639

Net Assets Available for Benefits:

   Beginning of Period              3,836,483       2,883,200     2,410,561
                                    ---------       ---------     ---------

   End of Period                     $      -      $3,836,483    $2,883,200
                                      =======       =========     =========

See notes to financial statements.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 1 - PLAN DESCRIPTION

         The following  brief  description of the Derby Savings Bank Thrift Plan
         (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1985.

         The Plan is a defined contribution plan covering substantially all full-time employees of Derby Savings Bank and its subsidiaries (Bank) who have one-half year of eligible service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Each year participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's contributions, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors. Effective August 31, 1993 (Note 5) all Bank contributions, both matching and discretionary, are to be invested in DS Bancor, Inc. (DS Bancor) common stock. The Bank is a wholly owned subsidiary of DS Bancor.

         Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

         Participants are immediately 100 percent vested in their contributions and in any Bank matching and discretionary contributions, plus actual earnings thereon.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 1 - PLAN DESCRIPTION (continued)

         Participants may direct their contributions in any of the following six investment options:

          1.  Fleet  Stable   Asset  Fund  Funds  are  invested  in   guaranteed
              investment   contracts  issued  by  highly  rated  life  insurance
              companies.

          2. Galaxy Intermediate Government Income Bond Fund Funds are invested in investment grade debt obligations rated within the three highest categories of Standard & Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

          3. Galaxy Equity Value Fund Funds are invested in a diverse portfolio of stocks.

          4. Galaxy International Equity Fund Funds are invested in equity securities of foreign issuers.

          5. INVESCO Industrial Income Fund Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

          6. DS Bancor Common Stock - Funds are invested in common stock of DS Bancor.

          Participants may change their investment options daily effective April 1, 1995. Prior to the Plan's change to daily valuation, participants could change their investment options on a quarterly basis.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 1 - PLAN DESCRIPTION (continued)

          Participants may borrow against their account balances. Loan amounts can be a minimum of $1,000 to a maximum of the lesser of $50,000 or 50 percent of a participant's account balance. Loan terms range to a maximum of 10 years if loan funds are used to purchase a participant's primary residence. Loan funds used for any other purpose have a maximum term of 5 years. The loans are secured by a participant's account balance and bear interest at a fixed rate equal to 100 basis points above Fleet Bank's Prime rate at the time the loan is originated. Principal and interest are repaid ratably through biweekly payroll deductions.

          Upon termination of service due to death, disability or retirement at age 65, participants may elect to receive a lump-sum amount equal to the value of their account balance or installment payments in accordance with the Plan. For terminations of service due to other reasons, participants may receive the value of their account balance as a lump sum distribution.

          On January 31, 1997, DS Bancor, Inc. (DS Bancor), parent company of Derby Savings Bank, was merged into Webster Financial Corporation (Webster), and Derby Savings Bank was merged into Webster Bank, a subsidiary of Webster, in accordance with an Agreement and Plan of Merger which was approved on January 30, 1997 by stockholders of both DS Bancor and Webster.

          As part of the merger, Webster Bank has merged the Plan and its assets into its own 401(k) plan effective April 1, 1997. Most of the plan assets were transferred from Fleet to the Webster Plan's investment accounts on April 3, 1997. Final amounts representing income received subsequent to April 1, 1997 were transferred on May 5, 1997.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a) The accompanying financial statements and schedules have been prepared in conformity with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

          (b) The Plan's investments at December 31, 1996 are stated at fair value which is based on quoted market prices. Net appreciation or depreciation on investments is recorded in the Statements of Changes in Net Assets Available for Plan Benefits.

          (c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

          (d)    Benefits are recorded when paid.

          (e) Cash and Cash Equivalents - The Fleet short-term investment fund is a money market fund whose units are cash equivalents but are not insured.

          (f) The average cost method is used for determining the cost of investments sold.

          (g) Investment and administrative expenses are borne by the sponsor and therefore are not reflected in the Plan's financial statements.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 3 - INVESTMENTS

          In October 1993, the Plan entered into an agreement with Fleet Investment Services (Fleet) to act as investment manager and as directed trustee. Pursuant to the agreement, the assets of the Plan were transferred to Fleet and invested in various investment options as directed by participants (Notes 1 and 5).

          Prior  to  the  agreement,   Plan   investments   were  maintained  by
          Connecticut General Life Insurance Company (CGLIC) and invested in a guaranteed investment contract with CGLIC (Note 5).

          During the period January 1, 1997 to May 5, 1997, and the years ended December 31, 1996, 1995 and 1994, the Plan purchased common stock of DS Bancor (Note 1) aggregating 770, 6,761, 5,636 and 9,812 shares at a cost of $32,431, $226,780, $143,012 and $254,552, respectively, and sold 0.8, 4,350, 1,206 and 1,097 shares for proceeds aggregating $30, $141,754, $29,961 and $31,377, respectively. The cost of the stock sold was $20, $109,105, $29,775 and $28,331, respectively. 1,115 shares were acquired through two 5% stock dividends and 392 shares were distributed as a part of employee terminations during 1995.


NOTE 4 - TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service, which qualifies the Plan for favorable tax treatment under Sections 401(k) and 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 5 - PLAN AMENDMENTS

          Effective August 31, 1993, the Bank's Board of Directors approved a plan amendment that authorized the transfer of plan assets from CGLIC to Fleet and appointed Fleet as investment manager and directed trustee. The amendment authorized participants to invest their account balances in various investment options, including DS Bancor common stock, and also provided that, henceforth, Bank matching and discretionary contributions would be invested solely in shares of DS Bancor common stock.

          The Plan revised its Adoption Agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 4, 1995 was received to confirm approval of the change.


NOTE 6 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          Cash and Cash Equivalents

          The carrying amount of the short-term investment fund is equivalent to its fair value.

          Investments

          The fair values of investments are based on quoted market prices.

                         DERBY SAVINGS BANK THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        MAY 5, 1997 AND DECEMBER 31, 1996


NOTE 6 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
                  (continued)

          Participants' Loans Receivable

          The carrying amount of the participant loans is estimated to approximate their fair value as the loans provide for offset of the loan principal balance against the fair value of participant's investment if a participant is terminated. The loan terms include fixed interest equivalent to the prime rate plus 1% at the time of origination and maximum maturities of 5 to 10 years.

          Accrued Income Receivable

          The carrying amount approximates fair value.

          Contributions Receivable

          The carrying amount approximates fair value.

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 1
                         ==============================
                                                                     Page 1 of 2


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                   MAY 5, 1997





                                      NONE

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 1
                         ==============================
                                                                     Page 2 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1996




Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1996:

                                      Units/       Fair
                                      Shares       Value       Cost
                                    ----------  ----------  ----------
Fleet Stable Asset Fund             109,583.22  $1,095,832  $1,095,832

Galaxy Intermediate Government
 Income Bond Fund                    27,476.58     275,590     282,941

Galaxy Equity Value Fund             67,577.04     996,086     942,885

Galaxy International Equity Fund     23,401.01     322,466     308,229

DS Bancor, Inc. Common Stock Fund    16,279.00     671,509     447,491

INVESCO Industrial Income Fund       17,380.04     233,935     221,471
                                                 ---------   ---------


   Total                                        $3,595,418  $3,298,849
                                                 =========   =========

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 2
                         ==============================
                                                                     Page 1 of 2

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      PERIOD JANUARY 1, 1997 TO MAY 5, 1997



                                                   Carrying
                                                   Basis at
                                 Sale/Purchase    Transaction
                                     Price           Date          Gain/(Loss)
                                 -------------   --------------   ------------
Sale - Fleet Stable
 Asset Fund
 117,302.39 Units                  $117,302           $117,302     $     -

Sale - Galaxy
 Intermediate Government
 Income Bond Fund
 28,761.09 Units                   $285,249           $295,787    ($10,538)

Sale - Galaxy Equity
 Value Fund
 72,410.81 Units                 $1,064,181         $1,016,755     $47,426

Sale - Galaxy International
 Equity Fund
 24,359.31 Units                   $340,253           $321,520     $18,733

Sale - INVESCO
 Industrial Income Fund
 18,035.06 Units                   $243,554           $230,457     $13,097

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 2
                         ==============================
                                                                     Page 2 of 2

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996


                                                   Carrying
                                                   Basis at
                                 Sale/Purchase    Transaction
                                     Price           Date         Gain/(Loss)
                                 -------------    -----------     -----------
Purchase - Fleet Short-Term
 Investment Fund
 481,241 Units                       $481,241       $481,241        $     -

Sale - Fleet Short-Term
 Investment Funds
 455,124 Units                       $455,124       $455,124        $     -

Purchase - Fleet Stable
 Asset Fund
 55,021.589 Units                    $550,216        $50,216        $     -

Sale - Fleet Stable
 Asset Fund
 48,861.247 Units                    $488,612       $488,612        $     -

Purchases - Galaxy
 Equity Value Fund
 31,163.421 Units                    $465,709       $465,709        $     -

Sale - Galaxy Equity
 Value Fund
 10,957.141 Units                    $158,431       $148,183        $10,248

Purchase - Galaxy International
 Equity Fund
 10,548.720 Units                    $146,401       $146,401        $     -

Purchase - DS Bancor, Inc.
 Common Stock Fund
 6,761 Shares                        $226,780       $226,780        $     -

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 3
                         ==============================


                       SCHEDULE OF NON-EXEMPT TRANSACTIONS
                             OF PARTIES-IN-INTEREST
                          PERIOD ENDED MAY 5, 1997 AND
                          YEAR ENDED DECEMBER 31, 1996



                                     1 9 9 7


                                      NONE



                                     1 9 9 6


                                      NONE

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 4
                         ==============================
                                                                     Page 1 of 2


                       SCHEDULE OF THE ALLOCATION OF PLAN
                  ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                            PERIOD ENDED MAY 5, 1997



                                      NONE

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 4
                         ==============================
                                                                     Page 2 of 2


                       SCHEDULE OF THE ALLOCATION OF PLAN
                  ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1996


                                           Galaxy
                              Fleet     Intermediate     Galaxy                    INVESCO
                              Stable     Government      Equity      Galaxy       Industrial    DS Bancor,
                              Asset        Income        Value    International     Income     Inc. Common   Participant
A S S E T S                    Fund       Bond Fund      Fund     Equity Fund       Fund        Stock Fund       Loans      Total
-----------                   ------    ------------     ------   -------------   ----------   ------------   ----------    -----
Investments                $1,095,832    $275,590      $996,086      $322,466      $233,935      $671,509      $      -   $3,595,418
Participants'
 Loans Receivable                   -           -             -             -             -             -       145,039      145,039
Participants' Loan
 Payments Due from
 Employer                           -           -             -             -             -             -         6,836        6,836
Employer's
 Contributions
 Receivable                         -           -             -             -             -         8,940             -        8,940
Participants'
 Contributions
 Receivable                     7,389       2,256        10,678         3,388         2,259         2,348             -       28,318
Accrued Income
 Receivable                     5,657       1,429             -             -             -             -             -        7,086
Short-Term
 Investment Fund                    -           -             -             -             -        35,779             -       35,779
Cash, Non-Interest
 Bearing                        2,407         797         3,872         1,053           764           174             -        9,067
                            --------- -------------- -----------  -------------   ----------   ------------   ---------- -----------

   Total Assets             1,111,285     280,072     1,010,636       326,907       236,958       718,750       151,875    3,836,483
                            --------- -------------- -----------  -------------   ----------   ------------   ---------- -----------

Net Assets Available
 for Plan Benefits         $1,111,285    $280,072    $1,010,636      $326,907      $236,958      $718,750      $151,875   $3,836,483
                            ========= ============== ===========  =============   ==========   ============   ========== ===========

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 5
                         ==============================
                                                                     Page 1 of 3

                  SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                             IN INVESTMENT PROGRAMS
                      PERIOD JANUARY 1, 1997 TO MAY 5, 1997
                    -----------------------------------------

                                                                                                DS Bancor,
                                         Galaxy                                               Inc. (Webster
                            Fleet     Intermediate    Galaxy                       INVESCO      Financial
                            Stable     Government     Equity        Galaxy        Industrial   Corporation)
                            Asset        Income       Value      International      Income       Common     Participant
                             Fund       Bond Fund      Fund       Equity Fund        Fund       Stock Fund     Loans       Total
                           ---------- -------------- ----------  -------------- ------------- ------------- ------------ ----------
Investment Income (Loss)
   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments          $        -      $  7,351   $  (53,200)   $(14,237)       $(12,464)     $  3,736    $      -    $  (68,814)
   Interest and
    Dividends -
    Investments               15,206         4,148        2,496           -           2,819         1,493           -        26,162
   Interest - Loans                -             -            -           -               -             -       2,989         2,989
   Net Realized
    Gains (Losses) -
    Investments                    -       (10,538)      47,427      18,733          13,087            10           -        68,719
                           ---------- -------------- ----------  -------------- ------------- ------------- ------------ ----------

      Net Investment
       Income (Loss)          15,206           961       (3,277)      4,496           3,442         5,239       2,989        29,056

Contributions
   Employer                        -             -            -           -               -         8,947           -         8,947
   Participants                8,899         3,081       15,092       4,312           3,133         5,658           -        40,175

Fund Transfers               (12,299)         (197)      39,312       5,093             671        23,917     (56,497)            -

Withdrawals and
 Terminations               (264,660)      (45,033)    (181,418)    (58,338)        (21,592)     (283,550)    (11,786)     (866,377)

Transfer of Plan Assets
 to Webster Bank Employee
 Investment Plan            (858,431)     (238,884)    (880,345)   (282,470)       (222,612)     (478,961)    (86,581)   (3,048,284)
                           ---------- -------------- ----------  -------------- ------------- ------------- ------------ ----------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits        (1,111,285)     (280,072)  (1,010,636)   (326,907)       (236,958)     (718,750)   (151,875)   (3,836,483)

Net Assets Available
 for Plan Benefits:
   Beginning of Period     1,111,285       280,072    1,010,636     326,907         236,958       718,750     151,875     3,836,483
                           ---------- -------------- ----------  -------------- ------------- ------------- ------------ ----------

   End of Period             $     -        $    -       $    -      $    -          $    -        $    -      $    -        $    -
                            ========= ============== ==========  ============== ============= ============= ============ ==========

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 5
                         ==============================
                                                                     Page 2 of 3
                  SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                             IN INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1996

                                           Galaxy
                              Fleet     Intermediate    Galaxy                   INVESCO
                              Stable     Government     Equity      Galaxy     Industrial   DS Bancor,
                              Asset        Income       Value    International   Income    Inc. Common    Participant
                               Fund       Bond Fund      Fund     Equity Fund     Fund     Stock Fund        Loans       Total
                             ---------- ------------ ----------- ------------- ----------- ------------ ------------ -----------
Investment Income (Loss)
   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments            $        -  $ (8,947)     $  23,895      $  3,007    $  7,586    $200,200     $      -    $  225,741
   Interest and
    Dividends -
    Investments                 64,529    16,213        125,515        19,501      19,733       4,956            -       250,447
   Interest - Loans                  -         -              -             -           -           -       15,009        15,009
   Net Realized
    Gains (Losses) -
    Investments                      -    (2,186)        10,248         6,782         396      32,648            -        47,888
                             ---------- ------------ ----------- ------------- ----------- ------------ ------------ -----------

      Net Investment
       Income (Loss)            64,529     5,080        159,658        29,290      27,715     237,804       15,009       539,085

Contributions
   Employer                          -         -              -             -           -      97,033            -        97,033
   Participants                101,365    36,515        152,117        48,103      30,627      36,779            -       405,506
   Rollover                          -         -              -             -           -           -            -             -

Fund Transfers                 (78,145)  (20,875)        62,983       (37,471)     86,296     (22,276)       9,488             -

Withdrawals and
 Terminations                  (29,232)     (397)       (34,090)      (11,871)     (3,468)     (9,283)           -       (88,341)
                             ---------- ------------ ----------- ------------- ----------- ------------ ------------ -----------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits              58,517    20,323        340,668        28,051     141,170     340,057       24,497       953,283

Net Assets Available
 for Plan Benefits:
   Beginning of Period       1,052,768   259,749        669,968       298,856      95,788     378,693      127,378     2,883,200
                             ---------- ------------ ----------- ------------- ----------- ------------ ------------ -----------

   End of Period            $1,111,285  $280,072     $1,010,636      $326,907    $236,958    $718,750     $151,875    $3,836,483
                             ========== ============ =========== ============= =========== ============ ============ ===========

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 5
                         ==============================
                                                                     Page 3 of 3
                  SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                             IN INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1995

                                           Galaxy
                              Fleet     Intermediate    Galaxy                   INVESCO
                              Stable     Government     Equity      Galaxy     Industrial   DS Bancor,
                              Asset        Income       Value    International   Income    Inc. Common   Participant
                               Fund       Bond Fund      Fund     Equity Fund     Fund     Stock Fund       Loans       Total
                             ---------- ------------ ----------- ------------- ----------- ------------ ------------ -----------
Investment Income (Loss)
   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments             $        -  $ 23,188     $ 62,445     $ 21,800      $ 4,878     $ 56,130     $      -    $  168,441
   Interest and
    Dividends -
    Investments                  72,669    16,301       61,203        9,355        3,227          594            -       163,349
   Interest - Loans                   -         -            -            -            -            -        8,645         8,645
   Net Realized
    Gains (Losses) -
    Investments                       -    (1,943)       9,381        2,973          445          186            -        11,042
                             ---------- ------------ ----------- ------------- ------------------------ ------------ -----------

      Net Investment
       Income (Loss)             72,669    37,546      133,029       34,128        8,550       56,910        8,645       351,477

Contributions
   Employer                           -         -            -            -            -       84,510            -        84,510
   Participants                 125,224    33,725      103,243       57,482       11,684       13,659            -       345,017
   Rollover                      53,680         -            -            -            -            -            -        53,680

Fund Transfers                 (236,872)  (10,291)     103,711      (21,705)      75,554       40,038       49,565             -

Withdrawals and
 Terminations                  (170,446)  (45,014)     (95,241)     (36,268)           -      (12,040)      (3,036)     (362,045)
                             ---------- ------------ ----------- ------------- ------------------------ ------------ -----------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits             (155,745)   15,966      244,742       33,637       95,788      183,077       55,174       472,639

Net Assets Available
 for Plan Benefits:
   Beginning of Period        1,208,513   243,783      425,226      265,219            -      195,616       72,204     2,410,561
                             ---------- ------------ ----------- ------------- ------------------------ ------------ -----------

   End of Period             $1,052,768  $259,749     $669,968     $298,856      $95,788     $378,693     $127,378    $2,883,200
                             ========== ============ =========== ============= ======================== ============ ===========